EXHIBIT 5.1

54, rue la Boétie 75411 Paris Cedex 08 France Tél.: +33(0) 1 40 76 10 10 Fax: +33(0) 1 40 76 14 00

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549 September 9, 2003

RE: CORPORATE STOCK OPTION PLAN

Ladies and Gentlemen:

I am the General Counsel of Alcatel (the “Company”), a company incorporated in the Republic of France. In that capacity, I have acted as counsel for the Company in connection with the conversion of outstanding Class O shares of the Company, par value €2 per share (“Class O Shares”), into ordinary shares of the Company, par value €2 per share, on a one-to-one basis (the “Conversion”). Prior to the Conversion, the Class O Shares were traded in the United States in the form of Class O American Depositary Shares (“ADSs”), each representing one Class O Share, and were quoted on the Nasdaq National Market. In addition, in connection with the Conversion, options to purchase Class O Shares and Class O ADSs are exercisable for ordinary shares and ADSs, as applicable.

On February 3, 2003, the board of directors of the Company approved a resolution that was adopted by the shareholders of the Company at the April 17, 2003 extraordinary and special shareholders’ meeting authorizing the Conversion. As part of the Conversion, 117,868 ordinary shares, which may take the form of ADSs, have been reserved for issuance to satisfy the exercise of options (the “Option Shares”) outstanding under the Corporate Stock Option Plan (the “Plan”), which had previously represented the right to purchase Class O Shares and Class O ADSs. The Option Shares will remain part of the Plan. In addition, the Company is registering 24,800,901 additional ordinary shares (the “Additional Shares” and, together with the Option Shares, the “Shares”) issuable to employees of direct and indirect subsidiaries of the Company in the United States and Canada under the Plan. This opinion is limited to the laws of France and is provided to you as a supporting document for the Conversion and the Shares.

In furnishing this opinion, I or lawyers under my supervision have examined such documents, corporate records and other agreements, instruments or opinions as I have deemed necessary for purposes of this opinion. In this examination, I have assumed the genuineness of all signatures, the authenticity of all documents submitted to me as original documents and the conformity to original documents of all documents submitted to me as copies. On the basis of the foregoing, I am of the opinion that the Shares have been duly authorized and, when issued in accordance with the Plan, will be validly issued and fully paid and non-assessable.

I do not purport to be an expert on the laws of any jurisdiction other than the laws of the Republic of France, and I express no opinion herein as to the effect of any other laws.

I am furnishing this letter to you solely for your benefit and for the purpose of the Conversion and the Shares. I hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8 that the Company is filing with the United States Securities and Exchange Commission with respect to the Shares. By giving my consent, I do not admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations issued thereunder.

Very truly yours,

/s/ Pascal Durand-Barthez Pascal Durand-Barthez General Counsel